UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-143297

TUBE CITY IMS CORPORATION

(Exact name of registrant as specified in its charter)

12 Monongahela Avenue, P.O. Box 2000, Glassport, PA 15045, (412) 678-6141

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 3/4% Senior Subordinated Notes Due 2015

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: 28

Pursuant to the requirements of the Securities Exchange Act of 1934, Tube City IMS Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TUBE CITY IMS CORPORATION

Date: January 22, 2008	By:	/s/ Thomas E. Lippard
	Name:	Thomas E. Lippard
	Title:	Executive Vice President, Secretary and General Counsel